Exhibit 99.1

Hi everyone,

My name is Lauren Zakarian-Cogswell and I am a Director here on the Masterworks acquisitions team.

We are excited to bring you a new offering, a painting by the contemporary Japanese artist, Yayoi Kusama.

In 2022, the Hirshorn Museum held a survey of the artist’s work titled “One with Eternity: Yayoi Kusama in the Hirshhorn Collection,” which opened in April 2022 and ran through the end of November 2022. Recently, Louis Vuitton unveiled “CREATING INFINITY: THE WORLDS OF LOUIS VUITTON AND YAYOI KUSAMA,” their latest collaboration with Yayoi Kusama on display at their stores around the world.

In 2021, Kusama’s total auction turnover totaled nearly $180 million, ranking her tenth among all artists and making her the most successful female artist in the world in terms of annual auction turnover.

To provide investment quality offerings by the artist, our acquisitions team has reviewed over 420 examples of Kusama’s work from around the world, with a number of works priced in excess of $5 million.

This latest offering was executed in 1991 and belongs to the artist’s iconic and historically, commercially successful “Pumpkin” series. The small-scale painting features a central, red and white spotted pumpkin placed against a red and white net background.

As of January 2023, the average price realized at auction for Pumpkins by Kusama, which are smaller than 12 by 12 inches, increased from approximately $270,000 in 2019 and 2020 to approximately $640,000 in 2022. On March 2, 2022, “Pumpkin (TOWSSO)” (2006), a yellow pumpkin on black ground, set the record for Pumpkins smaller than 12 by 12 inches, when it sold for $1.2 million at Christie’s, London.

Between February 2005 to October 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 28.6%. Between October 1992 to September 2022, the record auction price for Kusama’s works has grown at a compound annualized rate of 25.4%.